

Mail Stop 7010

April 21, 2006

By U.S. Mail and Facsimile

Mr. Gary M. Pfeiffer
Senior Vice President and Chief Financial Officer
E.I. du Pont de Nemours and Company
1007 Market Street
Wilmington, Delaware 19898

  Re: E.I. du Pont de Nemours and Company
    Form 10-K for the Fiscal Year Ended December 31, 2004
    Form 10-Q for the Fiscal Quarter Ended September 30, 2005
    File No. 001-00815

Dear Mr. Pfeiffer:

  We have reviewed your response letter dated March 23, 2006 in connection with our review of the above referenced filings and have the following additional comment. Please note that we have limited our review to the matters addressed in the comment below.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. It is your belief that it is remote that you will incur additional losses related to the West Virginia Class Action. You, as management, are in the best position to make this determination. We are not in a position to assess the safety of PFOA, however in the past your company has had contingent liabilities related to products that, although you believed they were safe, they nevertheless resulted in substantial material losses related to litigation, administrative costs and settlements. Please note that a statement that a contingency is not expected to be material does not satisfy the requirements of SFAS 5 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities. We also note that the $63 million you recorded in the 3rd quarter of 2004 was a substantial amount relative to the pre-tax income of $225 million.

In your most recent response you state that it is reasonably possible that you will incur losses related to exposure to PFOA from sources other than Washington Works, but because you are not aware of any particular source that may cause such loss, a range of loss, if any, cannot be reasonably estimated at this time. However, because losses are reasonably possible we urge you to carefully consider the following areas when you determine the probability of loss, estimates of amounts, and other disclosures related to risks and uncertainties. In future filings, where appropriate, you should address the following in better detail:

- current and probable findings from the EPA, the Science Advisory Board, the independent science panel and their evaluation in West Virginia;
- current and probable findings by any other government, agency, or scientific study, either foreign or domestic;
- provide more detail concerning any findings you become aware of concerning the possible health impact of PFOA;
- emerging trends, by both institutions and consumers, concerning the safety of PFOA and any related products; and
- the amounts and underlying assumptions of any accruals and reasonably possible ranges of loss.

*   *   *

We have completed our review of your Form 10-K and related filing and have no further comments at this time. If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Asst. Chief Accountant